EXHIBIT 99.1

Crucell Receives NIH Support for Candidate Malaria Vaccine Development

LEIDEN, The Netherlands, March 30, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), will support the development of Crucell's candidate malaria vaccine.

The agreement has an estimated value of up to USD $3.5 million and will cover process development of the candidate AdVac(tm)-based malaria vaccine including the production of clinical trial material and Investigational New Drug (IND) filing. In effect, NIAID will cover full pre-clinical development costs of Crucell's candidate malaria vaccine.

"The NIH's support of our malaria vaccine program follows the collaboration we formed with the Walter Reed Army Institute of Research and GlaxoSmithKline Biologicals last year," said Jaap Goudsmit, Crucell's Chief Scientific Officer. "It is a huge step forward for Crucell's malaria vaccine program, and underlines Crucell's seriousness about getting product candidates into the clinic."

The work will be done under a subcontract agreement with Science Applications International Corporation (SAIC). In 2000, SAIC was awarded a contract (N01-AI-05421) from NIAID to assist in developing promising candidates for a malaria vaccine. The vaccine is based on Crucell's patented AdVac(tm) adenovirus vector technology and produced using Crucell's PER.C6(tm) technology. It consists of a proprietary adenovirus vector carrying the gene for the Circumsporozoite protein (CSP) from the malaria parasite.

About Crucell's malaria vaccine program

In October 2003, Crucell announced its malaria vaccine program in collaboration with three leading research organizations: New York University (NYU), Walter Reed Army Institute of Research (WRAIR) and GlaxoSmithKline Biologicals (GSK).

The first encouraging results of Crucell's malaria vaccine program were presented in November 2003. In collaboration with NYU, Crucell presented studies that provided proof of principle that a vaccine based on Crucell's AdVac(tm) technology was able to confer protection against malaria.

Crucell expects the first results from the studies with WRAIR and GSK in the second quarter of 2004. WRAIR and GSK have entered into a Cooperative Research and Development Agreement (CRADA) with Crucell to evaluate the vaccine candidate directed against the human malaria parasite Plasmodium falciparum. The studies involve testing the vaccine candidate based on Crucell's proprietary technology as a stand-alone or in combination with GSK's malaria vaccine candidate, called RTS,S.

Malaria is one of today's top three killers among communicable diseases. The disease causes severe illness in up to 500 million individuals worldwide, leading to one to three million deaths annually. Currently there is no commercially available vaccine to protect against malaria.

About AdVac(tm)

AdVac(tm) technology is a vaccine technology developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infectious diseases and in biodefense. The technology supports the practice of inserting genetic material from the disease-causing virus or parasite into a 'vehicle' called a vector, which then delivers the immunogenic material directly to the immune system. Most vectors are based on an adenovirus, the virus that causes the common cold. The AdVac(tm) technology is specifically designed to manage the problem of pre-existing immunity in humans against the most commonly used recombinant vaccine vector, adenovirus serotype 5 (Ad5), without compromising large-scale production capabilities or the immunogenic properties of Ad5. AdVac(tm) technology is based on adenovirus vectors that do not regularly occur in the human population. In contrast to the AdVac(tm) vectors, antibodies to Ad5 are widespread among people of all ages and are known to lower the immune response to Ad5-based vaccines, thereby impairing the efficacy of these vaccines. All vaccine candidates based on AdVac(tm) are produced using Crucell's PER.C6(tm) production technology.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(TM) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(tm) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (U.S. GAAP).

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CONTACT: Crucell N.V.
         Elizabeth Goodwin
         Tel +31-(0) 71-524 8718
         e.goodwin@crucell.com

         Redington, Inc.
         Thomas Redington
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         tredington@redingtoninc.com